Exhibit 99.2

Operating and Financial Review and Prospects

You should read the following discussion together with the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2022 and 2021 and related notes appearing elsewhere in this Form 6-K, our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2021 appearing in our Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”) and Item 5—”Operating and Financial Review and Prospects” of the Annual Report. Except where the context otherwise requires or where otherwise indicated in this discussion, the terms “ironSource Ltd.,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to ironSource Ltd. and its subsidiaries.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, planned investments in our expansion into additional geographies, research and development, sales and marketing and general and administrative functions, as well as other non-historical statements in this discussion are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in Item 3.D. “Key Information-Risk Factors” in our Annual Report. The forward-looking statements made in this discussion relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this discussion to reflect events or circumstances after the date of this discussion or to reflect new information or the occurrence of unanticipated events, except as required by law.

Overview

ironSource is a leading business platform that enables mobile content creators to prosper within the App Economy. Before founding ironSource, our founders built consumer web apps. While the apps they built resonated with users, they struggled to efficiently scale their user bases and grow revenue. In building tools to help solve those challenges, our founders identified a much larger opportunity and founded ironSource in 2010 with a clear mission: to help developers turn their apps into scalable, successful businesses.

In the years since our founding, mobile app creation has become easier, but app commercialization has become increasingly difficult. The ironSource platform is designed to enable any app or game developer to turn their app into a scalable, successful business by helping them to monetize and analyze their app and grow and engage their users through multiple channels, including unique on-device distribution through partnerships with leading telecom operators and original equipment manufacturers (“OEMs”) such as Boost, Orange, Vodafone and Samsung. Our solutions are designed to allow our customers to focus on what they do best—creating great apps and user experiences—while we strive to provide the infrastructure for their business expansion in one of the largest and fastest growing markets today: the App Economy.

Our platform consists of two solution suites: Sonic and Aura. Our Sonic solution suite supports developers as they launch, monetize and scale their apps and games, by providing solutions for app discovery, user growth, content monetization, analytics and publishing. Our Aura solution suite allows telecom operators to enrich the device experience by creating new engagement touchpoints that deliver relevant content for their users across the entire lifecycle of the device, from first setup to in-life engagement, which in turn creates a powerful on-device distribution channel for developers to promote their apps as a native part of the device experience.

Recent Developments

In January 2022, we acquired all outstanding shares of Tapjoy Inc. (“Tapjoy”), which provides mobile marketing and monetization services to publishers. We have included the financial results of Tapjoy in the consolidated financial statements from the date of acquisition.

On July 13, 2022, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) to merge with Unity Software Inc. (“Unity”), an industry-leading platform for creating and operating interactive, real-time 3D (RT3D) content. The estimated purchase consideration is based on an exchange ratio of 0.1089 shares of Unity in exchange for shares of ironSource. The transaction, which is anticipated to close in the fourth quarter of this year, is subject to approval by ironSource and Unity shareholders, the receipt of required regulatory approvals, and other customary closing conditions. Once consummated, current Unity stockholders will own approximately 73.5% and current ironSource shareholders will own approximately 26.5% of the combined company.

Our Business Model

A substantial majority of our revenue is currently generated under a revenue-share model with our customers, whereby we take a percentage of revenue earned by them for serving in-app advertising placements in their apps and games, or through on-device placements. The remainder consists of usage-based fees, in-app advertising revenue, and to a small extent, in-app purchase revenue. As such, our ability to increase our revenue is highly aligned with our customers’ success. As they grow, so do we. Furthermore, as our customers see greater benefit from our solutions, they increase their usage and adopt additional solutions that accelerate their growth. In many cases, our customers adopt our solutions at an early stage of their business development and scale their usage in conjunction with their growth. For example, a customer may start using our monetization solution before going on to use our marketing solution to scale their user base.

Sonic

Our Sonic solution suite is designed to enable developers to grow their apps into scaled businesses by powering their ability to publish apps, monetize content, cost-effectively acquire users, and analyze app, revenue and growth performance for increased optimization. Our Sonic business model is outlined below:

●	Developers use our marketing solutions to acquire new users mainly on a pay-for-performance basis and, to a lesser extent, on a pay-for-impression basis.
●	Developers use our monetization solutions to generate revenue by selling advertising inventory from their mobile applications to advertisers, of which we retain a share.
●	We also generate revenue through usage-based fees charged for use of our products, such as in-app bidding, cross-promotion, cross-channel marketing software and creative management.
●	Our analytics solution is typically included within commercial arrangements for our Sonic solution suite.
●	Our Supersonic publishing solutions generate revenue primarily through in-app advertising and a small portion through in-app purchases in our published games.

Aura

Our Aura solution suite is designed to allow telecom operators to enrich the device experience by creating new engagement touchpoints that deliver relevant content for their users. These touchpoints occur across the entire device lifecycle, from the time a user first sets up a new device, until they trade in for a new device. This engagement creates a unique on-device distribution channel for our app developers to promote their apps as a native part of the device experience, and for telecom operators to cross-sell and expand adoption of their own apps and services.

Aura revenue is primarily generated under a revenue-share model with our customers, whereby we take a percentage of revenue earned through on-device app and service recommendations. The contractual arrangements with customers may vary depending on whether the promoted app or service is owned by the customer or a third-party. These contracts are billed on a monthly basis. Recommendations in the Aura environment are based on user-provided data, contextual datasets and user preferences. This ensures that the promotions are relevant to users and improves conversions and overall revenue generated for the telecom operator customers.

For both Sonic and Aura customers, we generally invoice advertisers at the end of each month. Accounts receivable are recorded at the gross amount collectible from customers before revenue share, and accounts payable are recorded at the net amount payable to customers. Revenue generated by a specific customer’s use of our Sonic solutions may vary within a period and from period to period depending on, among other things, the launch timing and popularity of a customer’s apps and their usage of our various solutions.

Key Metrics and Non-GAAP Financial Metrics

We monitor the key business metrics set forth below to help us evaluate our business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. The calculation of the key metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Key Metrics

Customers Contributing More Than $100,000 of Revenue

Our larger customer relationships drive scale, improved unit economics and operating leverage in our business model, which improves our solutions and thereby increases our value proposition to all of our customers. To measure our ability to scale with our customers and attract large enterprises to our platform, we count the number of customers that contributed more than $100,000 in revenue in the trailing twelve months. As of June 30, 2021 and June 30, 2022, we had 309 and 446 of these customers, respectively, and we focus on them as they represent the majority of our revenue, the largest component of our dataset, and our strongest retention cohort. These customers have grown from representing 94% of our revenue in the trailing twelve months as of June 30, 2021 to 95% in the trailing twelve months as of June 30, 2022 due to their increasing usage of our solutions, our ability to cross-sell a greater proportion of our solutions to them, as well as general growth in the number of new customers that contributed more than $100,000 of revenue. Our sizable base of customers in this group helps diversify our revenue base and offers greater revenue visibility given the sticky nature of our relationships with these customers, as evidenced by their 99% gross retention rate as of both June 30, 2021 and 2022. Our gross customer retention rate is calculated by comparing two twelve-month periods to see how many customers in the previous period remain active customers in the current period. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs and other market activity.

Dollar-Based Net Expansion Rate

We believe the growth in the use of our platform by our existing customers is an important measure of the health of our business and our future growth prospects. We monitor our performance in this area using an indicator we refer to as Dollar-Based Net Expansion Rate.

We calculate our Dollar-Based Net Expansion Rate for a period by dividing current period revenue from a set of customers by prior period revenue of the same set of customers. Prior period revenue is the trailing twelve month revenue measured as of such prior period end. Current period revenue is the trailing twelve month revenue from the same customers as of the current period end. Our calculation of our Dollar-Based Net Expansion Rate includes the effect of any customer renewals, expansion, contraction and churn, but excludes revenue from new customers.

Our Dollar-Based Net Expansion Rate for the twelve months ended June 30, 2021 and 2022, was 181% and 142%, respectively.

Our Dollar-Based Net Expansion Rate may fluctuate for several reasons, including launch of new solutions on our platform, new app marketing campaigns or new monetized apps from customers; performance of our customers’ applications; and general industry trends, such as the COVID-19 pandemic’s impact on the gaming industry.

Non-GAAP Financial Metrics

In addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we believe the following non-GAAP financial measures are useful in evaluating our operating performance.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as net income as adjusted for provision for (benefit from) income taxes, financial expenses (income), net and depreciation and amortization, further adjusted, as applicable, for assets impairment, share-based compensation expense, fair value adjustment related to contingent consideration, acquisition-related costs and offering costs. We define Adjusted EBITDA Margin as Adjusted EBITDA calculated as a percentage of revenue. Adjusted EBITDA and Adjusted EBITDA Margin are included in this Current Report on Form 6-K because they are key metrics used by management and our board of directors to assess our financial performance. Adjusted EBITDA and Adjusted EBITDA Margin are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures of our financial performance or liquidity and should not be considered as alternatives to net income as a measure of financial performance, as alternatives to cash flows from operations as a measure of liquidity, or as alternatives to any other performance measure derived in accordance with GAAP. Neither Adjusted EBITDA nor Adjusted EBITDA Margin should be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and Adjusted EBITDA Margin are not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and Adjusted EBITDA

Margin as supplemental measures. Our measures of Adjusted EBITDA and Adjusted EBITDA Margin are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

	Six Months Ended
	June 30,
	2022	2021

	(in thousands, except
	percentages)
Net income	$26,498	$20,248
Adjusted EBITDA	$114,832	$85,538
Net income margin(1)	7%	8%
Adjusted EBITDA Margin	31%	34%

(1)	Calculated as net income divided by revenue.

Our net income and Adjusted EBITDA increased during the six months ended June 30, 2022 from the comparable period in 2021 primarily as a result of revenue growth across all of our solutions. Our Adjusted EBITDA Margin decreased from 34% in the six months ended June 30, 2021 to 31% in the six months ended June 30, 2022.

The following table reconciles Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable GAAP financial performance measures, which are net income and net income margin, respectively:

	Six Months Ended
	June 30,
	2022	2021

	(in thousands, except
	percentages)
Net income	$26,498	$20,248
Financial expenses (income), net	(878)	2,006
Provision for (benefit from) income taxes	(1,203)	8,884
Depreciation and amortization(a)	31,124	11,217
Share-based compensation expense(b)	51,796	37,474
Acquisition-related costs(c)	7,495	1,495
Offering costs	—	4,214
Adjusted EBITDA	$114,832	$85,538
Revenue	$372,450	$254,749
Net income margin(d)	7%	8%
Adjusted EBITDA Margin	31%	34%

(a)Represents $18,133 and $2,825 in intangible assets amortization, $5,420 and $4,915 in capitalized software amortization and $1,049 and $734 in fixed assets depreciation for six months ended June 30, 2022 and 2021, respectively. In addition, we adjusted for $6,522 and $2,743 for the six months ended June 30, 2022 and 2021, respectively, of amortization of certain incentive payments to customers, which we amortize contra revenue over the term we expect to provide services to these customers.

(b)	Represents non-cash share-based compensation expenses.

(c)Represents costs in connection with several transactions. These costs include compensation subject to continuing employment and other acquisition-related costs.

(d)	Represents net income divided by revenue.

Key Factors Affecting Our Performance

Retention and expansion of existing customers

Our revenue growth depends on our ability to retain our existing customers and to expand their use of our solutions.

We continuously seek to develop and reinforce strong, long-standing relationships with our customers by delivering increased value to them and driving greater use of our solutions. Our Dollar-Based Net Expansion Rate was 181% and 142% as of June 30, 2021 and 2022, respectively. Our solutions can be used individually or in combination, but many of our customers adopt more than one solution over a period of time. We have seen significant success in cross-selling incremental capabilities to existing customers during our operating history. Over the trailing twelve-month period ended June 30, 2022, 59% of our Sonic customers who contributed over $100,000 of annual revenue used both our marketing and monetization solutions.

As customers increase the usage and adoption of our solutions, we become more deeply integrated with their business, thereby increasing our customer retention. We achieved a high gross retention rate of 99% as of both June 30, 2021 and 2022 for customers who generated over $100,000 revenue over the trailing twelve months. We rely on our growth team to deliver customer satisfaction and help increase the value our solutions create for our customers, helping them further scale their businesses. Our increasingly large base of customers represents a significant opportunity for further growth and adoption of our platform. While we have seen a rapid increase in the number of customers that have contributed more than $100,000 revenue in the trailing twelve months, we believe that there is a substantial opportunity to continue growing this category of customers further. We plan to continue investing in growing our deep partnerships with our customers, with a focus on increasing the usage of all of our solutions, and providing new solutions to increase our share of wallet.

In any given period, our customers’ use of our platform may fluctuate, which could cause fluctuations in our revenue and results of operations. Our ability to increase the use of our platform by, and to sell additional solutions to, our existing customers, particularly our large enterprise customers, will depend on a number of factors, including our customers’ satisfaction with our platform, the offerings of our competition, the strength of our network, pricing, overall changes in our customers’ spending levels, the effectiveness of our efforts to help our customers realize the benefits of our platform and the extent to which the App Economy continues to grow.

Attracting new customers across gaming and app developers

The majority of our growth comes from existing customers who are using more of our products, but our ability to attract new customers to adopt our Sonic solutions is also critical to our future growth. Our solutions provide app developers with easy access to the technology that underlies core business operations, enabling us to attract a wide range of new customers with varying business needs, in both gaming and app categories beyond gaming.

For Sonic, we see an opportunity to increase our engagement with smaller, independent game developers who are large in number but small in revenue contribution, and who, we believe, could become large revenue contributors over time. Developers benefit significantly by using Sonic solutions earlier in the app development life-cycle to quickly monetize their content and cost-effectively accelerate the growth cycle of reinvestment to reach more users and expand their footprint across the mobile ecosystem. We seek to attract these developers with best-in-class products and by leveraging our industry expertise and reputation in scaling the apps of larger enterprises. For example, through our publishing solution, Supersonic, we offer marketability tools that enable early-stage developers to evaluate the product-market fit of their content and market value prior to publishing. We launched Supersonic in February 2020 and the 63 games published using our Supersonic solution have been downloaded 2.47 billion times as of June 30, 2022. We plan to develop additional publishing features and capabilities to increase the integration and retention of early-stage developers on our platform, enabling them to grow their business within our ecosystem, and to eventually benefit from all our solutions.

In addition, we see a significant opportunity to grow our penetration among customers in industries beyond gaming, especially through the use of our cross-channel marketing software. These customers represented 22% of our 446 customers with more than $100,000 in trailing twelve-month revenue as of June 30, 2022, and we expect this to be a significant growth driver over time.

We plan to further grow our customer base by continuing to make significant investments in sales and marketing and brand awareness. Our ability to attract new customers will depend on a number of factors, including our success in recruiting and scaling our sales and marketing organization as well as the competitive dynamics and continued success of our gaming and non-gaming target markets.

Adoption of our solutions by telecom operators and OEMs

Our ability to grow our revenue is, in part, dependent on our ability to continue to attract major global telecom operators and OEMs to adopt our Aura solution suite. Telecom operators globally are facing an increasing commoditization of data and telephony services, and are looking for ways to better differentiate themselves with subscribers. Creating a more engaging device experience will also allow telecom operators and OEMs to drive incremental revenue with their users beyond the point of device sale and subscription plans.

We believe that our Aura solution suite is attractive for telecom operators and OEMs globally, as the solution suite can be customized to natively support a wide variety of engagement and monetization use-cases. We plan to leverage our track-record of customer success with Aura as a compelling proof point to attract other major telecom operators and OEMs worldwide who do not currently use our Aura solutions. We also intend to introduce new touchpoints, solutions and products to our Aura customers to enable richer and more engaging user experiences by investing in our Aura technology, which will enable our customers to engage with more users and better monetize the devices in their network.

We have experienced significant success in providing solutions for the mobile ecosystem. However, we see a significant opportunity to leverage our user growth, engagement and monetization expertise in building and offering solutions to customers for other connected devices, such as extending our device experience management solution to smart TVs, allowing us to increase integrated engagement touchpoints with various device users. We intend to leverage our Aura brand and technology leadership with telecom operators and OEMs to facilitate expansion into these additional connected devices by designing relevant solutions and leveraging existing enterprise relationships to gain market share. We are investing in product development and other capabilities to achieve this expansion, which may reduce our profitability as we seek further scale.

Continued innovation of our solutions and technology

Our ability to increase the size and engagement of our customer base and increase our revenue depends, in part, on our ability to maintain and enhance our platform’s innovation, features and functionality, and to successfully develop or acquire new capabilities. We constantly improve our solutions to deliver better results to our customers, as well as develop new features and use cases for our solutions. We plan to continue to make significant investments in research and development to ensure that we offer best-in-class solutions, and that we are first to market with new solutions that cement our industry leadership. This also includes exploring different areas or domains, such as expanding our Sonic platform to customers in apps beyond gaming, and Aura to non-mobile devices such as smart TVs. These investments in our future growth may reduce our profitability in the near-term.

In addition to our ongoing investment in research and development, we regularly evaluate acquisitions of companies, products, teams and technologies that complement and expand our current solutions, support our industry leadership by gaining access to new customers or markets, or add to our technology expertise. As our historical track record of acquisitions demonstrates, we have managed to execute business integrations to drive and enhance our technological capabilities, business performance and unique culture. We believe both organic development and acquisitions are core competencies for us, and we intend to use both to drive increased value for our customers and improvements to our results of operations.

Ability to attract and retain talent

Our employees drive our innovation, and are therefore the foundational asset for our company. Our business depends on our ability to attract and retain talent to drive innovation and enhance our product development, marketing efforts and management. As of June 30, 2022, we had 1,289 full-time employees, an increase of 65% compared to June 30, 2021 and 117 contractors. Our brand, scale, track record of success and culture of innovation have established us as an employer of choice. In 2020 and 2021, we were recognized by Dun & Bradstreet Israel as among the top three best tech companies to work for in Israel, alongside Google and Microsoft. We expect to continue to hire talented employees and to provide competitive compensation to our employees, and to grow our headcount in the foreseeable future to drive our growth and market leadership. We will also continue to evaluate strategic acquisitions to enhance our talent-base, particularly in new growth areas for our business.

Current Economic Conditions

We are subject to risks and uncertainties caused by events with significant macroeconomic impacts, including but not limited to, the COVID-19 pandemic and the ongoing military conflict in Ukraine. Inflation, rising interest rates and reduced consumer confidence may cause our clients to be cautious in their spending. The full impact of these macroeconomic events and the extent to which these macro factors may impact our business, financial condition, and results of operations in the future remains uncertain. See Item 3.D. “Key Information—Risk Factors” in our Annual Report for further discussion of the risks to our business.

Components of Results of Operations

Revenue Our primary sources of revenue are derived from our Sonic and Aura solution suites. Our Sonic solution suite enables mobile game and app developers (which we collectively refer to here as “developers”) to grow their apps into scaled businesses by providing solutions to monetize content, acquire users and publish apps. A developer uses our monetization solution to generate revenue by selling his or her in-app placements inventory to advertisers within the developer’s games and apps. Developers may also use our publishing solution, focused on smaller, third-party game developers, to publish their mobile games. We generate revenue through in-app advertising, and through in-app purchases generated from third-party developed games we publish. Third-party developers that contract with us enjoy a revenue-share model where they receive a share of the monetization that we create.

Our Aura solution suite enables our telecom operator and OEM customers to engage with their users beyond the purchase of devices and service plans, by providing them device experiences such as personalized device setup, service promotions and app promotions. We generate revenue when a user (device owner) accepts a service or installs a promoted app. We retain a share of the revenue that is generated based on our revenue-share arrangement with the customer.

Cost of revenue. Cost of revenue consists primarily of expenses associated with the delivery of our platform, including server expenses, personnel-related expenses, including salaries, benefits and share-based compensation for employees on our operations teams and allocated overhead costs. Cost of revenue also includes amounts paid to developers who use our publishing solutions, as well as amortization of acquired technology and capitalized software costs.

Research and development. Research and development expenses primarily comprise costs associated with the maintenance and ongoing development of our platform and technology including personnel, allocated costs, allocated overhead and other development-related expenses. Research and development costs are expensed as incurred. We expect these costs to increase as we continue to hire new employees in order to support our anticipated growth. We believe continued investments in research and development are important to attain our strategic objectives and expect research and development costs to increase in absolute dollars.

Sales and marketing. Sales and marketing expenses primarily comprise costs of our marketing personnel including allocated overhead costs, branding costs, amortization of customer relationships, user acquisition costs and other advertising costs. Sales and marketing expenses are expensed as incurred. We intend to continue to invest in our sales and marketing capabilities in the future to continue to increase our brand awareness and expect these costs to increase on an absolute dollar basis as we grow our business. Sales and marketing expenses in absolute dollars and as a percentage of total revenue may fluctuate from period-to-period based on total revenue levels and the timing of our investments in our sales and marketing functions, as these investments may vary in scope and scale over future periods.

General and administrative. General and administrative expenses primarily comprise costs of personnel-related costs for our executive, finance, legal and other administrative personnel, professional fees for external legal, accounting and other professional services, offering costs and allocated overhead costs. General and administrative expenses are expensed as incurred. We expect that our general and administrative expenses will increase in absolute dollars for the foreseeable future as we grow our business, as well as to cover the additional cost and expenses associated with maintaining a publicly-listed company.

Financial expenses (income), net. Financial expenses (income), net include interest earned on cash equivalents and deposits, gains and losses arising from foreign exchange fluctuations and other financial expenses in connection with bank charges, our long-term loan and our Credit Agreement (as defined below).

Provision for (benefit from) income taxes. We account for income taxes in accordance with ASC 740, “Income Taxes.” We are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law at a reduced tax rate of 12%. Accordingly, as we generate taxable income in Israel, our effective tax rate is lower than the standard corporate tax rate for Israeli companies, which is 23%. Our taxable income generated outside of Israel or derived from other sources in Israel which is not eligible for tax benefits will be subject to the regular corporate tax rate. For more information about the tax benefits available to us as a Beneficiary Enterprise, see Item 10.E. “Taxation—Israeli Tax Considerations” in our Annual Report.

A.	Operating Results

The following tables summarize key components of our results of operations data and such data as a percentage of total revenue for the periods presented. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future.

Six Months Ended June 30, 2022, Compared to Six Months Ended June 30, 2021

	Six Months Ended June 30,
	2022		2021
	(in	(as % of	(in	(as % of
	thousands)	revenue)	thousands)	revenue)
Revenue	$372,450	100%	$254,749	100%
Cost of revenue	80,668	21.7	42,905	16.9
Gross profit	291,782	78.3	211,844	83.1
Operating expenses:
Research and development	69,864	18.8	43,571	17.1
Sales and marketing	153,190	41.1	100,902	39.6
General and administrative	44,311	11.9	36,233	14.2
Total operating expenses	267,365	71.8	180,706	70.9
Income from operations	24,417	6.5	31,138	12.2
Financial expenses (income), net	(878)	(0.2)	2,006	0.8
Income before income taxes	25,295	6.7	29,132	11.4
Provision for (benefit from) income taxes	(1,203)	(0.3)	8,884	3.5
Net income	$26,498	7.0%	$20,248	7.9%

Revenue

Revenue increased by $117.7 million, or 46%, to $372.4 million for the six months ended June 30, 2022 from $254.7 million for the six months ended June 30, 2021. Revenue from our Sonic solution increased by $113.1 million, or 51%, from $222.5 million for the six months ended June 30, 2021 to $335.6 million for the six months ended June 30, 2022, which included revenue of $49.3 million from Tapjoy, and revenue from our Aura solution increased by $4.6 million, or 14%, from $32.2 million for the six months ended June 30, 2021 to $36.8 million for the six months ended June 30, 2022. The increase was mainly due to increased revenue from existing customers, which accounted for $91.7 million, or 78%, of the total increase in revenue, and revenue from new customers, which accounted for $26 million, or 22%, of the total increase in revenue. The growth of our total revenue was driven by enhancements made to our platform, the increased use of our solutions by our new and existing customers and the closing of the Tapjoy acquisition.

Cost of revenue

Cost of revenue increased by $37.8 million, or 88%, to $80.7 million for the six months ended June 30, 2022 from $42.9 million for the six months ended June 30, 2021. The increase was mainly due to an increase of $18.8 million in hosting and services fees, an increase of $4 million in employee-related costs, mostly driven by an increase in headcount and an increase of $0.8 million in share-based compensation, and an increase of $13.1 million in amortization expenses of purchased intangibles from business combinations.

Research and development

Research and development costs increased by $26.3 million, or 60%, to $69.9 million for the six months ended June 30, 2022 from $43.6 million for the six months ended June 30, 2021. The increase was mainly due to an increase of $20.8 million in employee-related costs, mostly driven by an increase in headcount and an increase in share-based compensation expense of $7.9 million.

Sales and marketing

Sales and marketing costs increased by $52.3 million, or 52%, to $153.2 million for the six months ended June 30, 2022 from $100.9 million for the six months ended June 30, 2021. The increase was mainly due to an increase of $19.4 million in user acquisition costs of our Sonic publishing solution, an increase of $25 million in employee-related costs, mostly driven by an increase in headcount and an increase of $9.2 million in share-based compensation, and an increase of $2.8 million in amortization expenses of purchased intangibles from business combinations.

General and administrative

General and administrative costs increased by $8.1 million, or 22%, to $44.3 million for the six months ended June 30, 2022 from $36.2 million for the six months ended June 30, 2021. The increase was primarily as a result of an increase of $3.9 million in employee-related costs, mostly driven by an increase in headcount that was partially offset by a decrease in share-based compensation of $3.6 million, an increase of $5.3 million in professional services and insurance expenses due to increased costs as part of being public company and an increase of $2.5 million in acquisition-related costs partially offset by a $4.2 million decrease in transaction costs, related to our public offering.

Financial expenses (income), net

Financial income, net was $0.9 million for the six months ended June 30, 2022 compared to financial expenses, net of $2 million for the six months ended June 30, 2021. The change was mainly due to a decrease in losses on foreign exchange fluctuations of $1.3 million and a decrease in interest and financial expenses related to our long term loan and Credit Agreement of $1.4 million.

Provision for (benefit from) income taxes

Benefit from income taxes was $1.2 million for the six months ended June 30, 2022 compared to a provision for income taxes of $8.9 million for the six months ended June 30, 2021. The change was mainly due to discrete tax adjustments and tax benefits related to stock-based compensation.

B.	Liquidity and Capital Resources

Overview

Since our inception, we have financed our operations primarily through cash generated from operations. In 2021, we received $664 million in proceeds, net of underwriting fees and offering costs, from the recapitalization transaction we completed on June 28,

2021. We have also funded our recent acquisitions with cash on hand. Our cash, cash equivalents and restricted cash were $239.1 million as of June 30, 2022 compared to $781.8 million as of December 31, 2021. In addition, we had $150.6 million in short-term deposits as of June 30, 2022.

Our primary requirements for liquidity and capital resources are to finance working capital, capital expenditures and general corporate purposes. We believe that our cash and cash-equivalents on hand and cash we expect to generate from future operations will be sufficient to meet our business needs for at least the next twelve months. Our future cash and capital requirements will depend on many factors, including our growth rate; the timing and extent of our spending to support our research and development efforts; capital expenditures to purchase hardware and software; the expansion of sales and marketing activities; and our continued need to invest in our IT infrastructure to support our growth. In addition, we may enter into additional strategic partnerships as well as agreements to acquire or invest in complementary products, teams and technologies, including intellectual property rights, which could increase our cash requirements.

As a result of these and other factors, we may choose or be required to seek additional equity or debt financing sooner than we currently anticipate. If additional financing is required from outside sources, we may not be able to raise it on terms favorable to us, or at all. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, and financial condition would be adversely affected.

Our capital expenditures consist primarily of internal-use software costs, computers and peripheral equipment and leasehold improvements. In the six months ended June 30, 2022, we completed the acquisition of Tapjoy, which reduced our cash balance as of June 30, 2022 by $356.6 million.

We assess our liquidity, in part, through an analysis of our working capital, together with other sources of liquidity. We had working capital of $396.6 million as of June 30, 2022, compared to $743.9 million as of December 31, 2021. The decrease from December 31, 2021 to June 30, 2022 was mainly due to cash used for the acquisition of Tapjoy and cash used by our operating activities.

Our material cash requirements as of June 30, 2022, include our $31.9 million non-cancelable contractual commitments, primarily related to servers and hosting services which are due within three years, of which $18.7 million is due within the next twelve months, and our $40.3 million of operating lease obligations, of which $10.4 million is due within the next twelve months. The weighted-average remaining lease term was 2.16 years as of June 30, 2022.

The following table presents the summary consolidated cash flow information for the periods presented:

	Six Months Ended June 30,
	2022	2021

	(in thousands)
Net cash provided by (used in) continuing operating activities	$(24,701)	$23,447
Net cash used in investing activities	(517,606)	(100,062)
Net cash provided by financing activities	3,680	588,235

Net Cash Provided by (Used in) Continuing Operating Activities

During the six months ended June 30, 2022, net cash used in continuing operating activities was $24.7 million, consisting of net income of $26.5 million, adjusted by non-cash charges of $67 million and net cash outflows from the change in net operating assets and liabilities of $118.2 million. The non-cash charges were primarily depreciation and amortization of $31.1 million and share-based compensation expenses of $51.8 million which were partially offset by a change in deferred income taxes, net of $16.2 million. The net cash outflows from the change in net operating assets and liabilities were primarily an increase in accounts receivable of $2.7 million, an increase in other current assets of $26.9 million, an increase in other non-current assets of $55.2 million, a decrease in accounts payables of $21 million and a decrease in other current liabilities of $11.6 million.

During the six months ended June 30, 2021, net cash provided by continuing operating activities was $23.4 million, consisting of net income of $20.2 million, adjusted by non-cash charges of $49.3 million and net cash outflows from the change in net operating assets and liabilities of $46.1 million. The non-cash charges were primarily depreciation and amortization of $11.2 million and share-based compensation expenses of $37.5 million. The net cash outflows from the change in net operating assets and liabilities were primarily an increase in accounts receivable of $38.9 million, an increase in other current assets of $18.6 million and an increase in other non-current assets of $8 million which were partially offset by an increase in accounts payables of $20.4 million.

Net Cash Used in Investing Activities

During the six months ended June 30, 2022, net cash used in investing activities was $517.6 million, primarily consisting of cash used in acquisitions of $356.6 million, investments in short-term deposits of $150 million and purchase of property and equipment and capitalized software development costs of $10 million.

During the six months ended June 30, 2021, net cash used in investing activities was $100.1 million, primarily consisting of cash used in acquisitions of $89.3 million and the purchase of an equity investment of $20 million, partially offset by maturities of short-term deposits of $17.6 million.

Net Cash Provided by Financing Activities

During the six months ended June 30, 2022, net cash provided by financing activities was $3.7 million, consisting of proceeds from the exercise of options of $3.7 million.

During the six months ended June 30, 2021, net cash provided by financing activities was $588.2 million, primarily consisting of proceeds from the recapitalization transaction, net of underwriting fees and offering costs, of $672.9 million, partially offset by repayment of a long-term loan of $85 million.

SVB Credit Agreement

On March 29, 2018, we entered into a credit agreement (the “SVB Credit Agreement”) with a syndicate of banks, Silicon Valley Bank and certain other lenders. The SVB Credit Agreement provided for a $100 million term loan (the “Term Loan”) maturing on March 28, 2023. In addition, the SVB Credit Agreement provides a revolving credit line of $50 million (the “Revolver”). On June 28, 2021, we exercised our option to repay (without penalties) in full the outstanding balance of $82.5 million of the Term Loan. As part of the repayment, the Revolver was canceled. On June 28, 2021, in connection with the closing of the recapitalization transaction, we repaid all outstanding amounts under the SVB Credit Agreement. Since then, there have been no outstanding borrowings under the Revolver.

SVB Revolving Credit Facility

On June 29, 2021, we, as borrower, and certain of our subsidiaries, as guarantors, entered into a Credit Agreement (the “Credit Agreement”) with certain lenders from time party thereto (the “Lenders”) and Silicon Valley Bank, as administrative agent (the “Agent”) and L/C issuer, pursuant to which the Lenders extended to us a five-year senior secured revolving credit facility in an initial aggregate principal amount of up to $350.0 million, with the right, subject to certain conditions, to incur additional revolving commitments and/or incremental term loans in an amount not to exceed the sum of (i) $150.0 million plus (ii) additional amounts so long as the consolidated secured leverage ratio, on a pro forma basis after giving effect to such increase or incurrence, is no greater than or equal to 2.25:1.00.

Revolving loans under the Credit Agreement bear interest through maturity at a variable rate based upon, at our option, either the Eurodollar rate or the base rate (which is the highest of (x) the federal funds rate plus 0.50%, (y) the prime rate published in The Wall Street Journal or any successor publication thereto, and (z) 1.00% in excess of the one-month Eurodollar rate), plus, in each case, an applicable margin. The applicable margin for Eurodollar rate revolving loans ranges, based on the applicable consolidated net leverage ratio, from 1.25% to 1.75% per annum and the applicable margin for base rate loans ranges, based on the applicable consolidated net leverage ratio, from 0.25% to 0.75% per annum. Revolving loans may be prepaid, and revolving loan commitments may be permanently reduced by us, in each case, at any time, in whole or in part, without penalty or premium.

In addition to paying interest on outstanding principal under the Credit Agreement, we are required to pay an unused line fee on a quarterly basis with respect to the unutilized commitments under the Credit Agreement from 0.20% to 0.30% per annum, depending on the consolidated net leverage ratio. The Company is also required to pay customary letter of credit fees, as necessary, and agent and lender fees customary for credit facilities of this size and type.

Our obligations under the Credit Agreement are guaranteed by the majority of our subsidiaries, subject to certain exceptions (the “Guarantors”). The obligations under the Credit Agreement and the guarantees are secured by a lien on substantially all of the Company’s (including all of the Guarantors’) tangible and intangible personal property, and by a pledge of substantially all of the shares of stock, partnership interests and limited liability company interests of the Company’s subsidiaries, subject to limited exceptions.

The Credit Agreement contains a number of covenants and restrictions that, among other things, require us to maintain (i) a maximum ratio of consolidated funded indebtedness (as defined in the Credit Agreement and net of unrestricted cash and cash equivalents, in an amount not to exceed 50% of consolidated EBITDA (as defined in the Credit Agreement)) to consolidated EBITDA of 4.00:1.00, subject to a step down to 3.75:1.00 after four full fiscal quarters, which ratio will, in either case, be increased by

0.50:1.00 following a Qualified Acquisition (as defined in the Credit Agreement) and (ii) a ratio of consolidated EBITDA to consolidated interest charges (as defined in the credit agreement) of less than 3.00:1.00. The Credit Agreement also contains customary representations, warranties, and covenants, including covenants that restrict the Company’s and its subsidiaries’ ability to incur additional debt, pay dividends and make distributions, make certain investments and acquisitions, repurchase the Company’s stock and prepay certain indebtedness, create liens, enter into agreements with affiliates, modify the nature of the Company’s business, enter into sale-leaseback transactions, transfer and sell material assets and merge or consolidate. Non-compliance with one or more of the covenants and restrictions could result in the full or partial principal balance of the revolving loans becoming immediately due and payable.

The Credit Agreement includes customary events of default that include, among other things, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violation of certain covenants, cross default to certain other indebtedness, bankruptcy and insolvency events, material judgments, change of control and certain material ERISA events. The occurrence of an event of default including the change of control upon the consummation of the Merger Agreement with Unity could result in the acceleration of the obligations under the Credit Agreement.

As of June 30, 2022, we were in compliance with all of the covenants. There were no outstanding borrowings under the revolving credit facility as of June 30, 2022.

C.	Research and Development, Patents and Licenses, Etc.

For a discussion of our research and development policies, see “Research and Development” in Item 4.B. of our Annual Report and “Key Information—Risk Factors—Risks Related To Our Incorporation and Location In Israel” in Item 3.D. of our Annual Report.

D.	Trend Information

Other than as described in Item 3.D. “Key Information—Risk Factors” and in Item 5. “Operating and Financial Review and Prospects —Key Factors Affecting Our Performance” of our Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

We have provided a summary of our significant accounting policies, estimates and judgments in Note 3 to our consolidated financial statements, which are included in our Annual Report. The following critical accounting discussion pertains to accounting policies management believes are most critical to the portrayal of our historical financial condition and results of operations and that require significant, difficult, subjective or complex judgments. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

Application of Critical Accounting Policies and Estimates

Our significant accounting policies and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements included in our Annual Report. We have prepared our financial statements in conformity with GAAP, which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third-parties. Actual results may differ from these estimates. See in Item 3.D. “Key Information—Risk Factors” in our Annual Report for a discussion of the possible risks that may affect these estimates.

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Revenue recognition

We recognize revenue in accordance with Accounting Standards Update (ASU) No. 2014-09, “Revenue from Contracts with Customers” (Topic 606) when, or as, control of the promised goods or services is transferred to the customer, and in an amount that reflects the consideration we are expected to receive in exchange for those services or goods. We follow five steps to record revenue under Topic 606: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy its performance obligations.

Our platform consists of revenue from two solution suites: Sonic and Aura. Sonic for game and app developers, and Aura for telecom operators and OEMs.

For both Sonic and Aura, we evaluate whether we act as the principal (i.e., report revenue on a gross basis) or the agent (i.e., report revenue on a net basis). The evaluation to present revenue on a gross versus net basis requires significant judgment. We have concluded that for Sonic monetization solutions and for Aura solutions, we are the agent in facilitating the fulfillment of our customers’ access to the different advertisers.

This conclusion is primarily based on the fact that we do not have control over the bid price from the advertisement nor the promotion. Additionally, we do not control the in-app placements inventory nor the on-device placements inventory prior to the placement of an advertisement or the promotion, therefore bearing no inventory risk. Further, we do not promise our customers any results. Based on these factors, we determined that we are acting as an agent, and, therefore, report revenue based on the net amount retained from the transaction, which is our revenue share.

As to our Sonic publishing solution, we have concluded that we are the principal for these sales and report revenue on a gross basis due to the fact that we are the publisher and have control of the in-app placement inventory (and as a result bear the risk of inventory), and we have the latitude in determining the price.

Valuation of share-based compensation

We measure all share-based awards, including share options and RSUs, based on their estimated fair value on the grant date for awards to our employees and directors.

We use the Black-Scholes pricing model to determine the fair values of share options. The option pricing model requires the input of highly subjective assumptions, including estimated fair value of ordinary share price prior to being a publicly traded company, the expected share price volatility and expected term. Any changes in these highly subjective assumptions would significantly impact the share-based compensation expense. We measure the fair value of RSUs based on the grant-date share price of the underlying ordinary share.

Ordinary Share Valuations

Given the absence of a public trading market for our ordinary shares prior to our listing, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation, we were required to estimate the fair value of our ordinary shares at the time of each grant of an equity-based award. In doing so we exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our ordinary shares, including:

●	the prices at which we or other holders sold our ordinary shares to outside investors in arms-length transactions;
●	third-party valuations of our ordinary shares performed near the date of grant;
●	the fact that the option and RSU grants have involved rights in illiquid securities in a private company;
●	the likelihood of achieving a liquidity event, such as a sale of our company given prevailing market conditions; and
●	the history and nature of our business, industry trends and competitive environment.

Goodwill

Goodwill reflects the excess of the fair value of the consideration paid or transferred at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually at the reporting unit level at the end of each year, or more frequently if impairment indicators are present. Additionally, we are permitted to first assess qualitative factors to determine whether a quantitative goodwill impairment test is necessary. Further testing is only required if we determine, based on the qualitative assessment, that it is more likely than not that a reporting unit’s fair value is less than its carrying amount.

We did not record any impairment of goodwill for any of the periods presented. Our forecasts and estimates are based on assumptions that are consistent with the plans and estimates used to manage the business. Changes in these estimates could change the conclusion regarding an impairment of goodwill.

Income Taxes

We account for income taxes in accordance with ASC 740, “Income Taxes.” ASC 740 prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

We account for our uncertain tax positions in accordance with ASC 740, which contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

We classify interest and penalties recognized related to its uncertain tax positions within income taxes on the consolidated statements of operations.

Recent Accounting Pronouncements

See Note 2(c), “New Accounting Pronouncements,” of the Notes to unaudited condensed consolidated financial statements included in this Current Report on Form 6-K.

JOBS Act

We are currently an “emerging growth company” pursuant to the provisions of the JOBS Act, but will cease to be an emerging growth company on December 31, 2022, at which point we will qualify as a “large accelerated filer”. Until such time as we cease to be an emerging growth company, we rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, which would otherwise be required beginning with our second annual report on Form 20-F, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to use this extended transition period, which allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.